Rice Acquisition Corp. II
102 East Main Street, Second Story
Carnegie, Pennsylvania 15106

May 6, 2021

VIA EDGAR

Attention: Howard Efron
Robert Telewicz
Christopher Dunham
James Lopez

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re:	Rice Acquisition Corp. II Registration Statement on Form S-1 Filed March 10, 2021

File No. 333-254080

Ladies and Gentlemen:

This letter sets forth the response of Rice Acquisition Corp. II (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated April 6, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form S-1 Filed March 10, 2021

Summary, page 1

1. Staff’s comment:

On page 6 you reference conflicts of interest associated with securities held by the management team and board of directors. Please revise here and risk factors to disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests due to the founder units acquired for an aggregate of $26,000. For example, since your initial shareholders acquired 20% of your ordinary shares for approximately $26,000 and the offering is for $10.00 per unit, the officers and directors could make a substantial profit after the initial business combination even if public investors experience substantial losses due to a decline in the market price.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 7, 62, 93 and 94 of the Revised Registration Statement.

Financial Statements

Note 4 - Related Party Transactions, page F-11

2. Staff’s comment:

Please expand your disclosure to explain how the Company used the proceeds received from the Sponsor for the purchase of Class A and Class B Shares. To the extent the Company used the proceeds to purchase an equal number of units from OpCo, please confirm that there are approximately 14.4 million Class B Units of OpCo outstanding (7.2 Units granted to the Sponsor for no consideration, and 7.2 million Units purchased by the Company at the time an equal number of Class B Shares were purchased by the Sponsor).

Response:

In response to the Staff’s comment, we have revised the disclosure on page F-11 of the Revised Registration Statement. Additionally, we inform the Staff that there are approximately 7,187,500 Class B Units of OpCo outstanding and 100 Class A Units of OpCo outstanding, which together equals the amount of Class B ordinary shares outstanding.

Note 6 - Shareholder’s Equity, page F-14

3. Staff’s comment:

Please expand your disclosure to include a more detailed description of the terms of the Class A and Class B Units issued by OpCo. Your revised disclosure should include a discussion of the relationship, if any, between the Class B shares issued by the Company and the units issued by OpCo.

Response:

In response to the Staff’s comment, we have revised the disclosure on page F-15 of the Revised Registration Statement.

General

4. Staff’s comment:

Please revise the carryover risk factor on pages 71-72, page 113 and where appropriate to further clarify the circumstances when the Up-C structure could result in the interests and economic benefits of initial shareholders differing from those of public investors. For example, it is unclear if the right to exchange Class A Units of Opco for cash or Class A ordinary shares could result in an economic benefit that reduces the value of the company to other investors. In this regard, please clarify if founder units are meant to represent 20% (as indicated on page 17 and elsewhere) or 25% (as indicated on page 113) of outstanding equity. Additionally, with a view to clarifying disclosure advise us if you may enter into a tax receivable agreement where you share tax benefits resulting from the Up-C structure.

Response:

In response to the Staff’s comment regarding circumstances when the Up-C structure could result in the interests and economic benefits of initial shareholders differing from those of public investors, we respectfully advise the Staff that the Up-C structure does not result in interests and economic benefits of the public investors and initial shareholders differing. Further, although our initial shareholders may receive different tax treatment than our public investors, the right to exchange Class A Units of Opco for cash or Class A ordinary shares does not result in an economic benefit that reduces the value of the Company to other investors. We have revised the disclosure on page 72 to clarify the applicable risk factor.

In response to the Staff’s comment regarding whether the founder units are meant to represent 20% or 25% of outstanding equity, we have clarified the disclosure on page 114 of the Revised Registration Statement.

Additionally, we acknowledge the Staff’s comment concerning a potential tax receivable agreement and respectfully advise the Staff that there is no present intent or expectation to enter into a tax receivable agreement. However, there is potential that a tax receivable agreement could be negotiated in connection with the initial business combination, and if this is the case, the agreement would be described in the proxy statement and other disclosures filed in connection with the initial business combination.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Lanchi Huynh of Kirkland & Ellis LLP at (214) 972-1673 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

RICE ACQUISITION CORP. II

By:	/s/ Daniel Joseph Rice, IV
Name:	Daniel Joseph Rice, IV
Title:	Chief Executive Officer

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